SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                               (Amendment No. 1)*

                           Bristol West Holdings, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    11037M105
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Jason L. Katz
                               4680 Wilshire Blvd.
                          Los Angeles, California 90010
                                 (323) 932-3291

                                 with a copy to:

                               Thomas M. Cerabino
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 29, 2007
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------                              --------------------
CUSIP No. 11037M105                                         Page 2 of 5 Pages
------------------------------                              --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Farmers Group, Inc.
            95-0725935
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                      (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Nevada
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    12,434,318 (1)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            12,434,318 (1)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                      [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            42.2% (1)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------


     -----------------------

     (1) An aggregate of 12,434,318 shares of Bristol West Holdings, Inc. ("Issuer") common stock are subject to the Voting Agreement, dated as of March 1, 2007 (the "Voting Agreement"), entered into by Farmers Group, Inc. ("Farmers"), BWH Acquisition Company ("BWH Acquisition"), Bristol West Holdings, Inc. (the "Issuer") and the beneficial owners of such shares (as discussed in items 3 and 4 below). Farmers and BWH Acquisition disclaim beneficial ownership of any shares of Issuer common stock subject to the Voting Agreement. Based upon the 29,479,864 shares of Issuer common stock outstanding as of the close of business on March 1, 2007 (as represented by Issuer in the Agreement and Plan of Merger discussed in Items 3 and 4), the shares subject to the Voting Agreement represent approximately 42.2% of the outstanding Issuer common stock.

                                  SCHEDULE 13D

------------------------------                              --------------------
CUSIP No. 11037M105                                         Page 3 of 5 Pages
------------------------------                              --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BWH Acquisition Company
            20-8594186
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                      (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    12,434,318 (1)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            12,434,318 (1)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                      [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            42.2% (1)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

     Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 1 (this "Amendment No. 1") amends the Schedule 13D originally filed on March 12, 2007 (the "Original Schedule 13D") (the Original Schedule 13D and Amendment No. 1 are collectively referred to herein as the "Schedule 13D") on behalf of Farmers Group, Inc., a Nevada corporation ("Farmers") and BWH Acquisition Company, a Delaware corporation ("BWH Acquisition"). This Amendment No. 1 relates to the common stock, par value $0.01 per share (the "Common Stock"), of Bristol West Holdings, Inc., a Delaware corporation (the "Issuer"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Original Schedule 13D. Farmers and BWH Acquisition are hereinafter collectively referred to as the "Reporting Persons."

Item 4.   Purpose of Transaction.

     The information in Item 4 is hereby amended and supplemented by the addition of the following information as the penultimate paragraph of the discussion:

     Farmers entered into a Purchase and Sale Agreement, dated as of March 29, 2007 (the "Sale Agreement"), with Truck Underwriters Association, a California corporation and subsidiary of Farmers ("TUA"), Fire Underwriters Association, a California corporation and subsidiary of Farmers ("FUA" and, together with TUA, the "Sellers"), Farmers Insurance Exchange, a California inter-insurance exchange ("Farmers Exchange"), Fire Insurance Exchange, a California inter-insurance exchange ("Fire Exchange"), Truck Insurance Exchange, a California inter-insurance exchange ("Truck Exchange"), and Mid-Century Insurance Company, a California insurance company ("Mid-Century" and, with Farmers Exchange, Fire Exchange and Truck Exchange, the "Buyers"). Prior to the consummation of the Merger, Farmers will contribute 50% of the issued and outstanding common stock of BWH Acquisition to each of the Sellers. Under the terms of the Sale Agreement, the Sellers agreed to sell, following the consummation of the Merger and following the distribution of certain assets of the Issuer and the assignment of certain employees of the Issuer to Farmers, all of the issued and outstanding shares of common stock of the Issuer to the Buyers. Farmers provides non-claims management services to Farmers Exchange, TUA provides non-claims management services to Truck Exchange, and FUA provides non-claims management services to Fire Exchange.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information in Item 6 is hereby amended and supplemented by the addition of the following information as the penultimate paragraph of the discussion:

     On March 29, 2007, Farmers, the Sellers and the Buyers entered into the Sale Agreement, as more fully described in Item 4 above.

Item 7.   Material to be Filed as Exhibits.

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Exhibit       Description
-------       -----------
------------- ------------------------------------------------------------------
1             Purchase and Sale Agreement, dated as of March 29, 2007, by and among Truck Underwriters Association, Fire Underwriters
              Association, Farmers Group, Inc., Farmers Insurance Exchange,
              Truck Insurance Exchange, Fire Insurance Exchange and Mid-Century
              Insurance Company.

------------- ------------------------------------------------------------------
2 Joint Filing Agreement, dated as of April 9, 2007, by and among Farmers Group, Inc. and BWH Acquisition Company.

------------- ------------------------------------------------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: April 9, 2007

                              FARMERS GROUP, INC.



                              By: /s/ F. Robert Woudstra
                                 -----------------------------------------------
                                 Name:   F. Robert Woudstra
                                 Title:  President and Chief Operating Officer


                              BWH ACQUISITION COMPANY


                              By: /s/ F. Robert Woudstra
                                 -----------------------------------------------
                                 Name:   F. Robert Woudstra
                                 Title:  Vice President